Exhibit 99.2

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

December 18, 2013	NR 26 - 2013

Avrupa receives positive results from exploration at South Portugal projects

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Pego do Altar gossan zone extended to nearly 1,000 meters at Marateca

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Second copper-bearing gossan zone discovered at Pego do Altar

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Anomalous copper, lead, zinc results at Marateca and Sines

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27 of 68 samples > 0.5% Cu from IOCG targets at Alvito

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High grade silver-lead-zinc at Agua de Peixe on Alvito project

Avrupa Minerals Ltd. (AVU:TSXV, 8AM Frankfurt) is pleased to announce that the Company has received favorable geochemical results from rock sampling at three different projects in southern Portugal.  The projects include the Marateca and Sines licenses in the Iberian Pyrite Belt (IPB) and at Alvito in the Ossa Morena tectonic zone.  The results support the possibility of copper-zinc-bearing hydrothermal systems in a number of target areas on the Pyrite Belt properties, while good results in several locations within the Alvito license point to enlargement of previously reported iron oxide-copper-gold and silver-bearing vein targets.  In addition, strong silver-lead-zinc results on Alvito point to the possibility of drilling targets in a newly-recognized area of carbonate-hosted massive sulfide replacement mineralization.

Marateca (742 km2)

It is important to note that the Marateca license surrounds the northernmost known volcanic center on the Neves Corvo trend in the Pyrite Belt.  The spatial relationship between other volcanic centers in the IPB and the location of massive sulfide deposits is well-documented.  Of all known felsic volcanic centers, the Serrinha center has seen little previous comprehensive, systematic review.  Thus, with only a moderate amount of exploration, prospecting and research work, on a small portion of the Marateca license area, the Company has identified at least 13 potential, and separate, copper-zinc, volcanogenic massive sulfide-style target areas.  Several of the target areas have outcropping mineralization including iron, manganese, and silica at Serrinha and copper, lead, manganese and silica at Cordoeira.  Previous drilling at Serrinha intercepted stockwork silver-bearing sulfide mineralization in two holes.

During the past summer field season, the Company’s geologists discovered an outcropping gossan zone in volcanic-sedimentary rock units that typically host massive sulfide mineralization in other parts of the IPB in Portugal and Spain.  Follow-up mapping, to date, has extended the Pego do Altar gossan zone to nearly 1,000 meters in strike length with a possible thickness of up to 50 meters.  Limited rock chip sampling along strike (11 samples) returned copper values up to 0.12% and lead values to 0.08%.  Anomalous bismuth, molybdenum, and gold values further indicate the hydrothermal nature of the metals’ presence, thus providing early support for further geological mapping, sampling, and drill targeting.  In addition, the Company’s geologists have just discovered a second gossan zone in the Pego do Altar area, with visible copper oxide staining at several locations.  The Company plans additional mapping and sampling at these and at other targets around the license to continue to upgrade the project’s attractiveness for joint venture.

Sines (160 km2)

Follow-up mapping and sampling of several target areas on this license identified outcropping favorable horizons for massive sulfide-style mineralization.  Avrupa collected 15 samples from these volcanic-sedimentary rock units, with anomalous copper results to 0.12%, as well as lead to nearly 500 ppm, and zinc to 350 ppm.  Several samples contained over 10% manganese, and other samples contained anomalous barium, molybdenum and cobalt.  Taken together, as at Pego do Altar on the Marateca property, the results support the presence of hydrothermal systems that could have produced massive sulfide mineralization.  The Company plans continued follow-up mapping, sampling, and drill targeting on the Sines property in order to make the project ready for joint venture.

Alvito (1,035 km2)

The principal target zone, at this time, on the Alvito license is the southern half of the Alcaçovas Copper Belt, a 24-kilometer long, 2- to 4-kilometer wide belt of copper-gold anomalism, possibly associated with iron oxide copper gold (IOCG) mineralizing system(s).  At least eight separate prospect areas have been identified in the 13-kilometer long southern district, but surface outcrop is sparse, leaving plenty of hidden potential along the strike of the target area.  First pass review of historic drill core indicates the presence of a specific intrusive unit that appears to be related to copper-bearing, potassic-hematite-magnetite alteration seen in the field.  Selective sampling in the southern Alcaçovas Copper Belt has resulted in 27 of 68 samples carrying greater than 0.5% copper, with a high value of 23.6%.  Ten of these 68 samples also carried gold values above 0.5 ppm to 3.95 ppm Au.

Additionally, early-stage exploration has also identified and enlarged numerous other targets on the property.  These include the 5-kilometer long and 3-kilometer wide Agua de Peixe epithermal system, which consists of numerous veins, including two major sub-parallel vein zones, both approximately two kilometers long and up to 30 meters wide in places.  During the most recent work, two new veins and one possible zone of carbonate replacement mineralization were discovered. Three float and outcrop samples from the new veins returned between 55 and 123 ppm silver, while two chip-channel samples over 0.35 meters and 1.5 meters width from the carbonate replacement zone assayed 711 and 829 ppm of silver, respectively.  The carbonate replacement material also carries more than 40% combined lead and zinc.  The Agua de Peixe veins were discovered during first pass prospecting work earlier in 2013, and extended during recent follow-up exploration.  There is possibility of additional strike length for the veins at both ends, and further fieldwork is planned to attempt to increase obvious target potential.

Other targets include a number of separate IOCG targets at Monte de Morais and Monte dos Lancas, and several volcanogenic massive sulfide targets around the property.  Pyrite Belt-style copper-zinc possibilities, located in the north of the license, have not yet been visited.  With funding from Callinan Royalties Corporation, as reported in the news release of November 20, 2013, Avrupa will continue to upgrade the Alvito project over the next several months to bring it to an attractive level of joint venture readiness.  The Company plans further sampling, prospecting, geological mapping, ground geophysical work, and drill targeting to achieve a suitable joint venture partner for the Alvito project.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.